So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 773388

July 6, 2009

Via EDGAR and FedEx
Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	So Act Network, Inc. Registration Statement on Form S-1/A Filed April 27, 2009 File No. 333-157738 Form 10-K Filed on March 31, 2009 File No. 000-51886

Dear Mr. Reynolds:

We are in receipt of your comment letter dated June 26, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form S-1/A filed June 8, 2009

General

1.
In the appropriate places in the registration statement, please disclose the material terms of the three loan agreements with Mr. Halpern and the Credit Line Agreement. Please consider added a risk factor discussing Mr. Halpern's ability to fund the Credit Line Agreement and the timing of his ability to seek repayment. In addition, please clearly state the prime rate of interest that is earned on these loans as of a recent practicable date.

ANSWER:
Please be advised that we have disclosed the material terms of the three loan agreements with Mr. Halpern and the Credit Line Agreement. We added a risk factor discussing Mr. Halpern's ability to fund the Credit Line Agreement and the timing of his ability to seek repayment. We clearly stated the prime rate of interest that is earned on these loans as of a recent practicable date.

2.
We note that you believe that with your fee reduction from Gigablast, your additional loan agreements with Mr. Halpern, and your Credit Line Agreement with Mr. Halpern that you have sufficient funds to fund your operations in the next year or until you achieve profitability. Please revise appropriate places in your registration statement to provide the basis for this belief. "We note, for example, that your agreement with Gigablast includes a very wide range of potential fees, from $3,000 monthly to $49,257 monthly, not including additional hourly fees and we also note the compensation you are paying to Mr. Halpern. It is unclear how the discount will effect your potential payments to Gigablast in the upcoming year and whether you have sufficient funds to pay for this and other expenses since you lack a sales history. Further, it is also unclear whether the loans and line of credit from Mr. Halpern are sufficient to fund your operations for any period of time should your revenue not meet your expectations. Given that you have not generated any revenues to date, provide the basis for assuming achievement of profitable operations.

ANSWER:
Please be advised that we have revised the appropriate places in our registration statement to provide the basis for this belief.  Additionally, we have disclosed that we have paid Gigablast in full for the next twelve months and, unless there is a rapid growth in our search engine, we will not incur any additional charges from Gigablast.

Prospectus Summary, page 1

3.
We note your response to comment two of our letter dated May 20, 2009, and we reissue it in part. You disclose on page 4 that the search engine and network platform will launch by June 30, 2009 and it will be fully functional, as disclosed on page 10. However, on page 18 you refer to your product being available for beta testing In June 2009 and on page 12 you disclose that "the company will need additional financing to further develop its technology to keep pace with the changing Internet and to market So Act to consumers and problem solvers." Please clarify here and other appropriate places whether your launch on June 30, 2009 refers to the start of the beta testing process, or if it signals the end of the developmental stage of the company. Also, please clarify whether the company expects sales to occur starting in June 2009.

ANSWER:	Please be advised that we have clarified that our search engine was launched on June 30, 2009. We have revised all portions of the S-1 that were inconsistent.

Risk Factors, page 2

4.
We note your response to comment five of our letter dated May 20, 2009, and we reissue the comment. Please your revise your fifth risk factor to include your assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding your operations for the indefinite future.

ANSWER:	Please be advised that we have revised our fifth risk factor to include our assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding our operations for the indefinite future.

Description of Our Business, page 10

5.
We note your response to comment nine of our letter dated May 20, 2009, and we reissue this comment in part. Please clarify how the issuance of unregistered securities for services rendered by Matt Wells, the CEO of Gigablast, relate to the consulting agreements filed as Exhibits 10.3(1) and 10.3(2).

ANSWER:
Please be advised that we have clarified how the issuance of unregistered securities for services rendered by Matt Wells, the CEO of Gigablast, relate to the consulting agreements filed as Exhibits 10.3(1) and 10.3(2).

6.
We note your response to comment 10 of our letter dated May 20, 2009, and we reissue the comment. Please clearly disclose the milestones for the next twelve months, including those necessary to bring your final product to market and the funding necessary to achieve these milestones. We note your response letter indicates that your search engine and network platform is expected to launch on or before June 30, 2009, but later state "we believe we can launch our final products and services without additional capital." As comment above, it is unclear whether your "final products" will be brought to market on June 30, 2009 or whether it will still be in the developmental stage.

ANSWER:
Please be advised that we have clearly disclosed the milestones for the next twelve months.  Our website has been launched and our milestones are now related to growing the site and increasing the number of subscribers that we have.

Interim Financial Statements for the Period Ended March 31, 2009

Notes to Interim Financial Statements

Note 4 - Property and Equipment. F-9

7.
We note you capitalized web site development costs of $61,185. It appears these costs are related to the establishment of technological feasibility of your product offering and should be expensed as incurred. Tell us why you believe capitalization of these costs is appropriate considering the guidance in paragraph 4 of SFAS 86. Please advise or revise.

ANSWER:
We capitalized the web site development costs of $61,185 based on our understanding of the information contained within EITF, Issue No. 00-2, paragraph 5 and SOP 98-1.  Paragraph5 of EITF, Issue No. 00-2, paragraph 5 states that "all costs relating to software used to operate a web site should be accounted for under SOP 98-1 unless a plan exists or is being developed to market the software externally, in which case the costs relating to the software should be accounted for pursuant to Statement 86."  We further analyzed the data contained in Exhibit 00-2A and used this information in our application of which costs were subject to capitalization and which are subject to being expensed.  We refer you to the section Web Site Application and Infrastructure Development Stage that states the costs incurred are to be capitalized pursuant to paragraph 21 and 31 of SOP 98-1.

The software being developed is internal use software which will be used to operate the Company's website.  The Company did not or does not have a plan to externally market their internally developed software.

Financial Statements for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firms, F-2

8.
We note that your predecessor accountants revised their audit opinion to include the period from December 9, 2005 (inception) through December 31, 2007. Please advise your predecessor accountant to revise their report to include periods they audited that are included in your amended S-l. For example, in addition to the balance sheet at December 31, 2007, the first and third paragraphs of their report should reference the statement of operations, stockholders' equity, and cash flows for the year ended December 31, 2007 and the period from December 9, 2005 (inception) through December 31, 2007.

ANSWER:	The Company has advised our predecessor accountant to revise their report to include periods they audited that are included in your amended S-l.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

9.
We note your response to comment 19 from our letter dated May 20, 2009, and we reissue it. Please revise your Liquidity and Capital Resources section to clearly discuss your cash needs in terms of meeting your ongoing expenses in the next year. Please state your cash balance as of the most recent practicable date, and disclose the potential obligations that you have including salary, and general & administrative expenses. Break down your estimated costs for the next year into each material category. We note that your revisions only include a brief discussion of your new financing arrangements with Mr. Halpern, your reduced fees from Gigablast, and your prospective regulatory costs.

ANSWER:
Please be advised that we have revised our Liquidity and Capital Resources section to clearly discuss our cash needs in terms of meeting our ongoing expenses in the next year and to disclose the potential obligations that you have including salary, and general & administrative expenses.

10.
We note your response to comment 20 of our letter dated May 20, 2009, and we reissue it. Please clarify how long the company can survive should Mr. Halpern decline to loan additional cash, fund the line of credit, defer salary payments, and/or seeks repayment of his existing loans.

ANSWER:
Please be advised that we have revised our disclosure to state that should Mr. Halpern decline to loan additional cash, fund the line of credit, defer salary payments, or seek repayment of his existing loans, then we would not be able to survive and would be forced to cease operating.

Transactions with Related Persons, Promoters and Certain Control Persons, page 21

11.
We note your response to comment 23 of our letter dated May 20, 2009, and we reissue the comment. Please revise to include the nature of Serena Halpern's relationship with your officer, the dollar value of the services provided, and whether the fees for her web designer services were comparable to third-party providers of web designer services of comparable experience and expertise.

ANSWER:
Please be advised that we have revised the disclosure to state that Serena Halpern is Mr. Greg Halpern's daughter and she received compensation comparable third-party providers of web designer services of comparable experience and expertise.

Part II

Item 15, Recent Sale of Unregistered Securities, page II-1

12.
We reissue comment 24 of our letter dated May 20, 2009. Please disclose the persons with whom you entered into the transactions for cash in July 2009 as referenced on page II-2 and state the facts supporting your reliance upon Section 4(2) as an exemption from registration. The "for cash" transactions do not match up to the table on page II-3, so it appears these arc separate transactions.

ANSWER:	Please be advised that we have removed this section because it was incorrect.

13.
We reissue comment 25 of our letter dated May 20, 2009. It appears that services to be provided by Julian Tydelski will not be completed until later in the year. As such, it does not appear that this private placement will have been completed and, thus, they are not eligible to be selling shareholders for those shares received pursuant to a services agreement. Please revise your registration statement to remove Messrs. Tydelski as a selling shareholder or provide an analysis supplementally.

ANSWER:	Please be advised that Julian’s services were performed and rendered as of the date of this filing. We have revised that language to clarify this.

Item 16.  Exhibits, page II-5

14.
We note that you have not filed the Exhibit A and Schedule 3.15 to Exhibit 10.1 to the Form 8-K filed on June 2, 2009. Please file the exhibit in its entirety, as required by Item 601(b)(10) of Regulation S-K.

ANSWER:	Please be advised that we have attached as an Exhibit to this S-1, the Exhibit A and Schedule 3.15 to Exhibit 10.1 to the Form 8-K filed on June 2, 2009.

Exhibit 23.1 – Consent of Gately & Associates, LLC

15.	In connection with the comment above, please obtain a current consent from your predecessor accountant that includes the audited periods provided in their report.

ANSWER:	Please be advised that we have revised to include a current consent from our predecessor accountant that includes the audited periods provided in their report.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter Ended March 31, 2009

16.
We note your responses to comments 30, 31, 32, 33, and 34 our letter dated May 20, 2009, that you will amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009 after the registration statement is declared effective. However, we cannot recommend your registration statement be declared effective unless we have cleared our prior comments and you have amended your periodic reports appropriately in response to our prior comments. Accordingly, we reissue comments 30, 31, 32, 33, and 34 of our letter dated May 20, 2009.

ANSWER:
Please be advised that we will amend the Form 10-K and Form 10-Q after we have cleared all comments on the 10-K and 10-Q.  We will file the revised 10-K and 10-Qs as correspondence prior to the S-1 being declared effective.

The Company acknowledges that:

·	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Halpern
Greg Halpern
President and CEO
Director